Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 25, 2022, with respect to the consolidated financial statements of New York Community Bancorp, Inc., and the effectiveness of internal control over financial reporting, incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

September 28, 2022